Exhibit 15.2

Report of Independent Auditors

To the Shareholders of Sony Ericsson Mobile Communications AB

We have audited the accompanying consolidated balance sheets of Sony Ericsson Mobile Communications AB and its subsidiaries as of December 31, 2010 and December 31, 2009 and the related consolidated statements of income and of cash flows for each of the three years in the periods ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sony Ericsson Mobile Communications AB and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in Sweden.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note C28 to the consolidated financial statements.

/s/ PricewaterhouseCoopers AB

Malmo, Sweden

March 30, 2011

Sony Ericsson Mobile Communications Group

Table of contents

Consolidated Income Statement	2
Consolidated Balance Sheet	3
Consolidated Cash Flow	4

Notes to the Consolidated Financial Statements	5

20-F 2010            1

Consolidated Income Statements

January 1 - December 31, TEUR	Notes	2010	2009	2008

Net sales	C2	6,293,782	6,788,152	11,243,840

Cost of sales		-4,440,285	-5,781,797	-8,749,816

GROSS PROFIT		1,853,497	1,006,355	2,494,024

Selling expenses		-479,150	-583,412	-868,700
General and Administration expenses	C24	-413,474	-442,543	-439,710
Research and Development expenses		-839,570	-1,045,784	-1,319,567
Other operating revenues	C3	38,181	48,053	44,074
Other operating expenses	C3	—	-523	-548
Share in earnings of joint venture		—	—	-22,649

OPERATING INCOME	C6,C7,C15,C16 C22,C23	159,484	-1,017,854	-113,077
Interest income	C4	17,798	21,324	101,494
Interest expense	C4	-29,981	-46,146	-71,162

NET INCOME BEFORE TAXES		147,301	-1,042,676	-82,745

Income taxes for the year	C5	-48,326	235,569	31,138

Minority interest		-8,508	-28,720	-21,283

NET INCOME		90,468	-835,827	-72,890

20-F 2010            2

Consolidated Balance Sheets

December 31, TEUR	Notes	2010	2009
ASSETS
Fixed assets
Intangible assets	C6	12,211	16,607
Tangible assets	C7	135,334	149,675

Financial assets
Other non-current assets	C8	655,868	610,821

Total fixed and financial assets		803,413	777,103

Current assets
Inventories	C9	460,357	358,141
Accounts receivable	C10	835,949	832,073
Other current assets	C11	295,046	379,676
Other short-term cash investments	C12	276,168	524,235
Cash and bank		328,516	388,884

Total current assets		2,196,036	2,483,009

Total assets		2,999,449	3,260,112

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	C13
Restricted equity
Share capital		100,000	100,000
Restricted reserves		467,998	442,576

Total restricted equity		567,998	542,576

Unrestricted equity
Non-restricted reserves		-126,741	674,291
Net income for the year		90,468	-835,827

Total unrestricted equity		-36,273	-161,536

Total equity		531,725	381,040

Minority interest		42,286	47,364

Provisions	C14	391,370	628,113

LIABILITIES
Long-term liabilities
Post-employment benefits	C16	24,466	24,104
Liabilities to financial institutions	C17, C26	100,000	—
Other long-term liabilities	C17	7,838	5,940

Total long-term liabilities		132,304	30,044

Current liabilities
Liabilities to financial institutions	C26	133,081	258,273
Advances from customers		2,668	2,225
Accounts payable		768,747	851,913
Income tax liabilities		51,751	19,103
Other current liabilities	C18	945,517	1,042,037

Total current liabilities		1,901,764	2,173,551

Total shareholders’ equity and liabilities		2,999,449	3,260,112

Assets pledged as collateral	C19	27	35,264
Contingent liabilities	C20	3,603	3,229

20-F 2010            3

Consolidated Cash Flow

January 1 - December 31, TEUR	Notes	2010	2009	2008

OPERATING ACTIVITIES
Net income		90,468	-835,827	-72,890
Depreciation		76,452	105,760	117,687
Adjustment to reconcile net income to cash	C21	-231,527	-217,828	18,928

		-64,607	-947,895	63,725

Change in inventories		-75,724	171,563	-93,186
Change in accounts receivable		56,990	812,827	240,778
Change in other receivables		98,095	226,105	-233,863
Change in accounts payable		-142,732	-133,490	-273,593
Change in other liabilities		-119,227	-456,846	26,721

Cash flow from operating activities		-247,205	-327,736	-269,418

INVESTING ACTIVITIES
Investments in intangible assets		-4,685	-4,247	-9,964
Sales of intangible assets		144	164	2,607
Investments in tangible assets		-57,059	-54,379	-126,583
Sales of tangible assets		22,142	6,975	5,391
Net investments in joint venture		—	—	-9,428
Sales/Amortization of other financial assets		—	—	111,532
Change in temporary investments		35,000	-35,000	—

Cash flow from investing activities		-4,458	-86,487	-26,445

FINANCING ACTIVITIES
Borrowing		560,463	260,428	53,271
Repayment of debt		-597,683	-53,919	—
Dividend to minority		-22,693	-35,603	-37,117
Dividend paid		—	—	-770,000

Cash flow from financing activities		-59,913	170,906	-753,846

Net change in cash		-311,576	-243,317	-1,049,708
Cash, beginning of period		878,119	1,124,877	2,155,236
Translation difference in Cash		38,141	-3,441	19,349

Cash, end of period		604,684	878,119	1,124,877

20-F 2010            4

Notes to the Consolidated Financial Statements

Contents

C1. Accounting Principles	6
C2. Net sales by market area	10
C3. Other operating revenues and other operating expenses	10
C4. Financial income and expenses	10
C5. Taxes	10
C6. Intangible assets	11
C7. Tangible assets	12
C8. Other non-current assets	13
C9. Inventory	13
C10. Accounts receivable	14
C11. Other current assets	14
C12. Short term cash investments	14
C13. Shareholders’ equity	14
C14. Provisions	15
C15. Restructuring costs	15
C16. Post-employment benefits	15
C17. Long-term liabilities	16
C18. Other current liabilities	16
C19. Assets pledged as collateral	17
C20. Contingent liabilities	17
C21. Adjustments to reconcile net income to cash	17
C22. Leasing	17
C23. Wages, salaries and social security expenses	18
C24. Fees to auditors	19
C25. Financial risks	19
C26. Liabilities to financial institutions	20
C27. Group companies	21
C28. Reconciliation to accounting principles generally accepted in the United States	21

20-F 2010            5

C1. Accounting Principles

The consolidated financial statements of Sony Ericsson Mobile Communications AB are prepared in accordance with accounting principles generally accepted in Sweden, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s recommendations (Bokföringsnämnden, BFN) and the Recommendation of the Swedish Financial Accounting Standards Council, RR 29 Remunerations to employees. The accounting principles are unchanged since last year. Figures in parentheses in the disclosures refer to 2009.

As a result of the restructuring programmes launched in 2008 and 2009, all facilities are now managed by a centralized administrative function, leading to that from 2010 all facility cost has been reported as General and Administration expenses. The comparative figures have been restated to reflect this change, i.e. a move from Selling expenses and Research and Development expenses to General and Administration expenses as shown below.

	2009		2008
	Before	After	Before	After
Selling expenses	-608,447	-583,412	-894,808	-868,700
General and Administration expenses	-355,603	-442,543	-354,139	-439,710
Research and Development expenses	-1,107,689	-1,045,784	-1,379,031	-1,319,567
	-2,071,738	-2,071,738	-2,627,978	-2,627,978

Principle of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all subsidiaries in which the company has a voting majority. The intercompany transactions and internal profit have been eliminated. The consolidated financial statements have been prepared in accordance with the purchase method, whereby consolidated stockholders’ equity includes equity earned only after acquisition. Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Translation of financial statements in foreign currency

Sony Ericsson’s results are presented in EUR which is the reporting currency and the functional currency of the parent company. The group has sales and cost of sales in a large number of currencies. For all companies, including subsidiary companies, the functional (business) currency is the currency in which the companies primarily generate and expend cash. Their financial statements plus goodwill related to such companies are translated to EUR by translating assets and liabilities at the closing rate on the balance sheet day and income statement items at average exchange rates, during the year, with translation adjustments reported directly in consolidated equity.

Revenue recognition

Sales revenue is recorded upon the delivery of products according to contractual terms and represents amounts realized, excluding value-added tax, and is net of goods expected to be returned, trade discounts and allowances. Sales revenue is recognized with reference to all significant contractual terms when the product has been delivered, when the revenue amount is fixed or determinable and when collection is reasonably assured.

Accruals for sales bonuses and similar items such as quarterly and yearly bonuses, quality bonus, co-op advertising and stock protection are shown as deductions from gross sales to arrive at net sales.

For product and equipment sales, revenue recognition generally does not occur until the products or equipment have been shipped, risk of loss has transferred to the customer, and objective evidence exists that customer acceptance provisions, if any, have been met. The Company records revenue when allowances for discounts, price protection, returns and customer incentives can be reliably estimated. Recorded revenues are reduced by these allowances. The Company bases its estimates on historical experience taking into consideration the type of products sold, the type of customer, and the type of transaction specific in each arrangement.

Costs related to shipping and handlings are included in cost of sales in the Consolidated Income Statement.

Research and development costs

Research and development costs are charged to expenses as incurred. Expenses related to the third party (including joint venture) development of new platforms for mobile phones are capitalized as other non-current asset and are amortized when the platforms are put into commercial use. Such costs are capitalized as intangible assets when technological feasibility has been

20-F 2010            6

established and when future economic benefits can be demonstrated.

Hedge accounting

The Group applies hedge accounting, by electing the fair value option in accordance with the Swedish Annual Accounts Act 4:14, for financial instruments intended to hedge foreign currency exposures having a future impact on results.

At the point in time at which the contract is established, the relationship between the hedging instrument and the hedged item is documented, as well as the purpose of this risk management and the strategy for taking various hedging measures. The company also documents its assessment, both when the contract is entered into and on an ongoing basis, as to whether the derivative used in the hedging transaction is effective in counteracting changes in fair value or income statement effects, in terms of the hedged items in question.

The hedging is designed in such a manner as to ensure, to the greatest degree possible, its effectiveness. The changes in fair value for those derivative instruments which do not meet the conditions for hedge accounting are reported directly in the income statement.

Future foreign currency exposures are hedged primarily by forward cover agreements but also via currency options. The effective portion of changes in the fair value of hedging instruments is recognized in equity. Any gain or loss relating to the ineffective portion is recognized in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods in which the hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place.

Intangible and tangible fixed assets

Intangible and tangible fixed assets are stated at cost less accumulated depreciation and impairment losses as well as write-ups. Annual depreciation is reported as plan depreciation, generally using the straight line method with estimated useful lives ranging from 3 years up to 10 years for machineries and equipments. Intangible assets are amortized over a period ranging from 3 years up to 5 years or based on the contract’s economic reality. Land improvements are amortized over 20 years. The costs of computer software developed or obtained for internal use are capitalized as intangible assets when technological feasibility has been established and when future economic benefits can be demonstrated.

Tooling

Tooling owned by Sony Ericsson but used in its manufacturing partners operations is capitalized and amortized over the useful life of the tools.

Financial assets

Financial assets that are intended for long-term holding are accounted at acquisition value and impairment is made if a permanent decrease in the value can be stated. These assets include strategic long-term investments in private companies over which Sony Ericsson does not have the ability to exercise significant influence.

Joint venture

Investments in joint ventures, where Sony Ericsson has significant influence, are recognized in the consolidated financial statements in accordance with the equity method. Sony Ericsson’s share of income before taxes is reported in item “Share in earnings of joint venture” included in Operating income. Taxes are included in item “Income taxes for the year”.

Impairment test of assets

Impairment tests are performed whenever there is an indication of possible impairment. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets.

Leases

Leases on terms in which Sony Ericsson assumes substantially all the risks and rewards of ownership are classified as finance leases, i.e. the leased object is recognized as a non-current asset and the future obligations for lease payments are recognized as current and non-current liabilities in the Balance Sheet. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset, although the depreciation period would not exceed the lease term.

Leasing agreements which are not classified as financial leases are classified as operational leases, and the leased assets under such contracts are not recognized in the balance sheet.

20-F 2010            7

Costs under operating leases are recognized in the Income Statement on a straight-line base over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease. Sony Ericsson has not identified any material financial leases for the reported periods.

Income tax

Reported income tax includes tax, which is to be paid or received, regarding the current year, adjustments concerning the previous years’ current taxes and changes in deferred taxes.

All income tax liabilities and receivables are valued at their nominal amount according to the tax regulations and are measured at the tax rate that is expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. An adjustment of deferred tax asset/liability balances due to a change in the tax rate is recognized in the income statement unless it relates to a temporary difference earlier recognized directly in equity, in which case the adjustment is also recognized in equity.

In the case of items reported in the income statement, the related tax effects are also reported in the income statement. The tax effects of items that are accounted for directly against equity are also reported directly against equity.

Deferred tax is calculated according to the balance sheet method on all temporary differences arising between the reported value and the tax value of the assets and liabilities.

Receivables

Receivables with maturities greater than 12 months after balance sheet date are reported as fixed assets, and other receivables as current assets. Receivables are reported in the amounts at which they are expected to be received, on the basis of individual assessment.

Accounts Receivable

Accounts receivable are reported as current assets in the amounts at which they are expected to be received net of individual bad debt assessment.

Inventories

Inventories, which include the cost of materials, labor and overhead, are measured at the lower of cost or net realizable value on a first-in, first-out (FIFO) basis. Risk of obsolescence has been measured by estimating market value based on future customer demand and customer acceptance of new products.

Borrowings

Borrowings are reported initially at fair value, net of transaction costs incurred. If the reported amount differs from the amount to be repaid at maturity date, then the difference is allocated as interest expense or interest income over the tenor of the loan. In this manner, the initial amount reported agrees, at maturity date, with the amount to be repaid.

Financial liabilities first cease to be reported when they have been settled on the basis of repayment or when repayment has been waived.

All transactions are reported on settlement date.

Provisions

Provisions are made when there are legal or constructive obligations as a result of past events and when it is probable that an outflow of resources will be required to settle the obligations and the amounts can be reliably estimated. However, the actual outflow as a result of the obligation may differ from such estimate.

Warranty provisions include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

Post-employment benefits

The Group has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions. The contributions are recognized as employee benefit expenses when they are due.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee or former employee will receive on

20-F 2010            8

retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group is responsible for the fulfillment of the pension obligation.

The schemes are both funded and unfunded.

The liability or receivable recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, unrecognized actuarial gains and losses and unrecognized past service cost.

Independent actuaries using the Projected Unit Credit Method calculate the defined benefit obligations and expenses annually. This method indicates that past-service costs are amortized on a straight-line basis over the vesting period. The present value of the defined benefit obligation is determined by discontinuing the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, to the extent theses exceed 10% of the pension obligations’ present value or the fair value of plan assets are charged or credited to income over the employees’ expected average remaining period of service.

The principle described above for defined benefit plans is applied in the consolidated financial statements. The Parent Company has pension commitments in Sweden for white collar workers secured through an insurance solution with the insurance company Alecta. According to a statement issued by the Swedish Financial Reporting Board (UFR 3), this constitutes a multi-employer plan and should be accounted for as a defined benefit plan, as prescribed in RR 29 and UFR 6. Alecta cannot, however, provide the information required for the accounting of a defined benefit plan, as described in UFR 6. The Alecta plan is therefore accounted for as a defined contribution plan as prescribed in UFR6.

Contingent liabilities

The Group records a Contingent liability when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity. Contingent liabilities are also reported when there is a present obligation that arises from past events but is not recognized, because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

Statement of Cash Flow

Foreign subsidiaries’ transactions are translated at the average exchange rate during the period. Subsidiaries purchased and/or sold, net of cash acquired/sold, are reported as cash flow from investment activities and do not affect reported cash flow from operations. Cash and cash equivalents consist of cash and bank and short term cash investments with a maturity less than three months. Bank deposits with an initial maturity over three months are not included in cash and cash equivalents. The statement of Cash Flow for 2008, 2009 and 2010 complies with International Accounting Standards (IAS) No. 7.

Related party transactions

Transactions and balances related to Sony and Ericsson are classified as external items.

Disposition of earnings

Each year the Board of Directors assesses the parent company and the group’s results and financial position in order to determine the appropriate disposition of earnings. This disposition, including any payment of dividends, is based on a number of factors including: the latest profit and loss account, the parent company’s equity, the parent company’s and the group’s cash flows, the equity ratio and liquidity of the parent company and the group after the proposed dividend in relation to the industry standards in which the parent company and the group conducts its business, and both the parent company’s and the group’s ability to fulfill both their short and long-term obligations. The Board of Directors resolved that the accumulated deficit, EUR -121,810,460, whereof Net income for the year EUR 143,430,034, will be carried forward.

20-F 2010            9

C2. Net sales by market area

	2010	2009	2008

Europe, Middle East & Africa	3,218,638	3,744,278	5,965,838
Americas	851,203	849,577	2,565,969
Asia Pacific	2,223,941	2,194,297	2,712,033

Total	6,293,782	6,788,152	11,243,840

C3. Other operating revenues and other operating expenses

	2010	2009	2008

Other operating revenues
Gains on sales of intangible and tangible assets	4,731	146	548
Gains on sales of financial assets	—	—	19,621
Commissions, license fees and other operating revenues	33,450	47,907	23,905

Total other operating revenues	38,181	48,053	44,074

Other operating expenses
Losses on sales of intangible and tangible assets	—	-523	-548

Total other operating expenses	—	-523	-548

Gains on sales of financial assets refer to sale of shares in Symbian Software Ltd during 2008.

C4. Financial income and expenses

	2010	2009	2008

Interest income and similar profit items
Interest income external	13,498	16,909	80,962
Foreign exchange gains	1,824	2,363	18,055
Other financial income	2,477	2,052	2,476

Total	17,798	21,324	101,494

Interest expense and similar loss items
Interest expenses external	-25,820	-36,264	-46,287
Foreign exchange losses	-1,935	-2,954	-17,474
Other financial expenses	-2,226	-6,929	-7,402

Total	-29,981	-46,146	-71,162

Financial Net	-12,183	-24,822	30,332

C5. Taxes

Income statement

The following items are included in income taxes for the year:

Income tax for the year	2010	2009	2008
Current income taxes for the period	-79,657	-32,075	-82,275
Deferred tax income/ (-expense) related to temporary differences and tax loss carry forwards	31,331	267,645	113,413

Income taxes for the period	-48,326	235,569	31,138

20-F 2010            10

A reconciliation between actual tax income (-expense) for the year and the theoretical tax income (-expense) that would arise when applying statutory tax rate in Sweden, 26.3% (2008: 28%) on income before taxes is shown in the table:

	2010	2009	2008
Income before taxes	147,301	-1,042,676	-82,745
Tax rate in Sweden, 26,3% (2008: 28%)	-38,740	273,653	23,169
Effect of foreign tax rates	-10,974	-8,938	1,993
Current income taxes related to prior years	-79	-7,640	9,321
Tax effect of expenses that are non deductible for tax purpose	-12,336	-16,942	-21,684
Tax effect of income that are non-taxable for tax purpose	13,024	3,619	12,319
Tax effect of changes in tax rates	779	-7,923	162
Change in valuation allowance	—	-260	5,858

Income taxes for the year	-48,326	235,569	31,138

Balance sheet

Tax effect of temporary differences, including tax loss carry forward, has resulted in deferred tax assets as follows:

	2010	2009
Deferred tax assets	628,687	573,251

Deferred tax assets relate to temporary differences due to certain provisions such as warranty and scrap liabilities and tax losses carry forwards. Deferred tax assets are amounts recognized in countries where we expect to be able to generate corresponding taxable income in the future to benefit from tax reductions.

TEUR 460,650 (TEUR 419,546) of the deferred tax assets refers to tax loss carry-forwards and has been tested against future earning capacity. TEUR 453,168 of the tax loss carry-forwards are related to countries with long or indefinite periods of utilization, mainly Sweden, Brazil and the US. The deferred tax assets are valued at the full amount.

C6. Intangible assets

2010	Licenses, software trademarks and similar rights	Patents	Total

Accumulated acquisition costs

Opening balance January 1	130,979	3,978	134,957
Acquisitions	4,685	—	4,685
Sales/disposals	-32,866	—	-32,866
Translation difference for the year	8,446	—	8,446

Closing balance December 31	111,244	3,978	115,222

Accumulated depreciation

Opening balance January 1	-114,372	-3,978	-118,350
Depreciation	-10,248	—	-10,248
Sales/disposals	32,722	—	32,722
Translation difference for the year	-7,135	—	-7,135

Closing balance December 31	-99,033	-3,978	-103,011

Net carrying value	12,211	—	12,211

20-F 2010            11

2009	Licenses, software trademarks and similar rights	Patents	Total

Accumulated acquisition costs

Opening balance January 1	132,133	3,978	136,111
Acquisitions	4,247	—	4,247
Sales/disposals	-3,978	—	-3,978
Translation difference for the year	-1,423	—	-1,423

Closing balance December 31	130,979	3,978	134,957

Accumulated depreciation

Opening balance January 1	-101,739	-2,993	-104,732
Depreciation	-17,619	-985	-18,604
Sales/disposals	3,814	—	3,814
Translation difference for the year	1,172	—	1,172

Closing balance December 31	-114,372	-3,978	-118,350

Net carrying value	16,607	—	16,607

C7. Tangible assets

2010	Land and buildings	Machinery	Other equipment	Total

Accumulated acquisition costs

Opening balance January 1	53,911	149,756	399,631	603,298
Acquisitions	7,045	11,816	38,198	57,059
Sales/disposals	-8,392	-29,530	-54,555	-92,477
Translation difference for the year	4,861	11,938	48,935	65,734

Closing balance December 31	57,425	143,980	432,209	633,614

Accumulated depreciation

Opening balance January 1	-14,290	-94,395	-322,829	-431,514
Depreciation	-6,977	-18,696	-40,531	-66,204
Sales/disposals	4,690	25,518	40,926	71,134
Translation difference for the year	-1,374	-8,906	-42,270	-52,550

Closing balance December 31	-17,952	-96,480	-364,704	-479,136

Accumulated revaluations

Opening balance January 1	-10,139	-8,846	-3,124	-22,109
Write down	—	-2,180	-399	-2,578
Sales/disposal	—	3,742	191	3,933
Translation difference for the year	-912	2,532	-10	1,609

Closing balance December 31	-11,051	-4,752	-3,342	-19,145

Net carrying value	28,423	42,748	64,163	135,334

20-F 2010            12

2009	Land and buildings	Machinery	Other equipment	Total

Accumulated acquisition costs

Opening balance January 1	55,616	145,550	384,764	585,930
Acquisitions	2,780	10,910	40,689	54,379
Sales/disposals	-3,799	-3,550	-18,728	-26,077
Translation difference for the year	-686	-3,154	-7,094	-10,934

Closing balance December 31	53,911	149,756	399,631	603,298

Accumulated depreciation

Opening balance January 1	-11,358	-74,740	-284,763	-370,861
Depreciation	-5,057	-23,288	-58,811	-87,156
Sales/disposals	1,905	1,507	14,574	17,986
Translation difference for the year	220	2,126	6,171	8,517

Closing balance December 31	-14,290	-94,395	-322,829	-431,514

Accumulated revaluations

Opening balance January 1	—	-5,177	-745	-5,922
Write down	-10,434	-4,005	-2,937	-17,376
Sales/disposal	—	244	565	809
Translation difference for the year	295	92	-7	380

Closing balance December 31	-10,139	-8,846	-3,124	-22,109

Net carrying value	29,482	46,515	73,678	149,675

C8. Other non-current assets

	2010	2009

Deferred tax assets	628,687	573,251
Other non-current assets	27,181	37,570

Total	655,868	610,821

The main part of other non-current assets is prepaid licenses.

C9. Inventory

	2010	2009

Raw material and manufacturing work in process	230,610	225,457
Finished products and goods for resale	229,747	132,684

Inventories, net	460,357	358,141

Reported amounts are net of obsolescence reserves by TEUR 64,219 (TEUR 35,838).

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C10. Accounts receivable

	2010	2009

Commercial receivables	857,245	865,572
Provision for doubtful debts	-21,296	-33,499

Total	835,949	832,073

Provisions for doubtful debts have been estimated based on commercial risk evaluations and existing credit insurance agreements have been considered.

C11. Other current assets

	2010	2009

Prepaid expenses	54,323	52,695
Current tax assets	44,579	55,197
Prepaid tooling	5,675	16,683
VAT receivables	72,042	73,799
Other receivables	118,427	181,302

Total	295,046	379,676

C12. Short term cash investments

	2010	2009

Net book value	276,168	524,235
Market value	276,168	524,235

Short term cash investments are held in money-market funds and bank deposits. In 2009 a bank deposit of 35 MEUR, used as cash-collateral, was not included in cash equivalents.

C13. Shareholders’ equity

	Share capital	Restricted reserves	Non- restricted reserves and net profit/loss for the year	Total shareholders’ equity

Shareholder’s equity December 31, 2008	100,000	445,363	671,585	1,216,948
Changes in cumulative translation adjustments	—	-2,821	1,686	-1,135
Fair value reserve	—	—	1,054	1,054
Transfer between non-restricted and restricted reserves	—	34	-34	—
Net loss for the year	—	—	-835,827	-835,827

Shareholder’s equity December 31, 2009	100,000	442,576	-161,536	381,040
Changes in cumulative translation adjustments	—	25,266	26,514	51,780
Fair value reserve	—	—	8,437	8,437
Transfer between non-restricted and restricted reserves	—	156	-156	—
Net income for the year	—	—	90,468	90,468

Shareholder’s equity December 31, 2010	100,000	467,998	-36,273	531,725

Share capital consists of 100,000,200 shares at a quota value of EUR 1 per share.

Cumulative translation adjustments have been distributed among unrestricted and restricted stockholder’s equity.

The fair value reserve is related to the effective portion of changes in the fair value of hedging instruments that is recognized in equity. Amounts accumulated in equity are recycled in the income statement in the periods in which the

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hedged item affects profit or loss, for example, when the forecasted sale which is hedged takes place. The closing balance for fair value reserve after taxes is TEUR 12,403 (TEUR 3,966) and is part of non-restricted reserves.

The transfer between non-restricted and restricted reserves is in accordance with the proposals of the respective companies’ boards of directors. In evaluating the consolidated financial position, it should be noted that earnings in foreign companies may be subject to taxation when transferred to Sweden and, in some instances, such transfer of earnings may be limited by currency restrictions.

C14. Provisions

	2010	2009

Warranty commitments	268,206	390,090
Restructuring expenses	70,957	176,814
Other provisions	52,207	61,209

Total	391,370	628,113

Warranty commitments include provisions for faulty products based on estimated return rates and costs. The best estimate is based on sales, contractual warranty periods and historical failure data of products sold.

C15. Restructuring costs

	2010	2009	2008

Cost of sales	-31,842	-39,285	-74,986
Selling expenses	-3,025	-16,198	-15,951
Administration expenses	-13,761	-24,890	-12,582
Research and development expenses	6,542	-83,903	-62,349
Results from shares in Joint venture	—	—	-8,664

Total	-42,086	-164,276	-174,532

where of;
Write down of assets	-1,597	-26,325	-23,575
Redundancy expenses	-2,777	-87,947	-60,532
Rental agreements	-6,317	-16,933	-15,998
Supplier related expenses	-18,833	-31,168	-68,166
Other	-12,562	-1,903	-6,261

Total	-42,086	-164,276	-174,532

The restructuring costs are related to cost saving programmes announced and launched during 2008 and 2009.

C16. Post-employment benefits

Sony Ericsson participates in local pension plans in countries in which we operate. There are principally two types of pension plans:

•

Defined contribution plans, where the Company’s only obligation is to pay fixed pension premiums into a separate entity (a fund or insurance company) on behalf of the employee. No provision for pensions is recognized in the balance sheet other than accruals for premium pensions earned, but not yet paid.

•

Defined benefit plans, where the Company’s undertaking is to provide pension benefits that the employees will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

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In Sony Ericsson most of the companies have defined contribution plans and therefore no pension provisions on the balance sheet. The subsidiaries in Japan, Netherlands, Germany and Mexico have defined benefit plans. In Sweden, the total pension benefits are accounted as defined contribution plans, even though the Financial Accounting Standards Council’s interpretations committee defined the ITP pension plan, financed through insurance with Alecta as a defined benefit plan. Alecta can, however, not provide the information required for the accounting of a defined benefit plan.

Pension costs

2010	Sweden	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	-4,360	9,176	168	4,984
Pension cost Defined Contribution Plan	29,289	—	—	11,626	40,915

Total	29,289	-4,360	9,176	11,794	45,899

2009	Sweden	Netherlands	Japan	Other	Total

Pension cost Defined Benefit Plan	—	337	6,473	564	7,374
Pension cost Defined Contribution Plan	28,562	—	—	9,052	37,614

Total	28,562	337	6,473	9,616	44,988
Provisions for post-employment benefits

2010	Sweden	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	883	19,301	3,294	23,478
Other employee benefits	—	—	—	988	988

Total	—	883	19,301	4,282	24,466

2009	Sweden	Netherlands	Japan	Other	Total

Provision for post employee benefits	—	5,243	14,639	3,359	23,241
Other employee benefits	—	—	—	863	863

Total	—	5,243	14,639	4,222	24,104

C17. Long-term liabilities

Maturity dates for the group long-term liabilities, TEUR 107,838 (TEUR 5,940), are within 1-5 years.

C18. Other current liabilities

	2010	2009

Accrued personnel related expenses	112,849	114,274
Accrued sales related expenses	485,634	590,308
Other accrued expenses	182,624	197,466
Other short term liabilities	164,410	139,989

Total	945,517	1,042,037

Accrued sales related expenses include sales bonuses, such as quarterly and yearly bonuses, quality bonus, co-op and stock protection.

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C19. Assets pledged as collateral

	2010	2009

Liabilities to financial institutions

Bank deposits	—	35,000
Other	27	264

Total	27	35,264

The bank deposit in 2009 was made in order for a bank guarantee to be issued.

C20. Contingent liabilities

	2010	2009

Other contingent liabilities	3,603	3,229

Total	3,603	3,229

Other contingent liabilities mainly include guarantees for loans.

C21. Adjustments to reconcile net income to cash

	2010	2009	2008

Deferred tax income	-31,331	-267,645	-113,414
Minority interest	8,508	28,720	21,283
Interest	2,102	960	9
Tax	41,255	-35,737	-65,185
Change in provisions (note C14 & C16)	-256,612	32,747	151,660
Revaluation of share in Joint venture	—	—	22,649
Write-down on non-current assets	2,578	17,376	5,497
Gains and losses on disposal of non-current assets	-4,731	376	-19,621
Other	6,704	5,375	16,050

Total	-231,527	-217,828	18,928

C22. Leasing

	2010	2009	2008

Leasing costs	65,416	72,868	63,185

Future payments for operating leases and rents

2011	50,565
2012	48,755
2013	43,345
2014	31,886
2015	29,149
2016 and future	37,323

The purpose of leases mainly refers to rents and office equipment.

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C23. Wages, salaries and social security expenses

Wages and salaries

	2010	2009	2008

Wages and salaries	432,718	532,905	589,248
Social security expenses	124,898	133,504	171,105
Of which pension costs	45,899	44,988	52,038

Of which
CO compensation	1,571	1,433	908
CO pension costs	263	115	46
bonus & similar to CO	761	42	1,020

Severance pay

For the President and the Corporate Management the following applies:

Severance payments are not payable if an employee resigns voluntarily, or if the employment is terminated as a result of flagrant disregard of responsibilities. An exception to this is if the notice of termination given by the employee is due directly to significant structural changes or other events that affect the content of work or the condition of the position. In such an instance, the notice is treated as if it were given by the Company and severance payments are made to the individual. Upon termination of employment, severance pay amounting to one years’ salary is normally paid. The severance payments will be paid out during agreed severance period.

Pension

Sony Ericsson’s policy regarding pension is to follow the competitive practice in the home country of the executive. There are different supplementary pension plans for the President and the Corporate Management. As major pension arrangements, the total pension base salary consists of the annual base salary and the target pay out according to the short term incentive plan. The company pays to the capital insurance company on salary portions in excess of 20 base amounts (one base amount = SEK 42,400) a percentage of the executive’s total pension based salary, between 25 and 35 percent per year, depending on the age of the executive.

Long term incentive

Sony Ericsson has a long term incentive program for certain employees. The calculation of the long term incentives is based on the performance of the Group and payments for the units allocated are vested in three years. The size of the units is approved by the Shareholders’ Remuneration Advisory Group.

Wages and salaries by geographical area

	2010	2009	2008

Europe * and Middle East & Africa	224,685	307,351	365,751
Americas	56,152	81,241	88,642
Asia Pacific	151,881	144,313	134,855

Total	432,718	532,905	589,248
* Of which Sweden	165,460	228,174	258,487
* Of which EU excl. Sweden	52,491	70,571	96,166

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Number of employees

	2010		2009		2008
	Men	Women	Men	Women	Men	Women
Europe * and Middle East & Africa	2,600	1,025	3,067	1,234	3,319	1,395
Americas	413	140	547	180	677	223
Asia Pacific	2,780	2,201	2,985	2,252	3,018	2,271

Total	5,793	3,366	6,599	3,665	7,015	3,890
* Of which Sweden	2,147	791	2,438	930	2,573	1,030
* Of which EU excl. Sweden	289	143	425	184	654	299

Distribution of female/male for the Board of Directors and other persons in leading positions

	2010		2009		2008
	Number on balance day	whereof men	Number on balance day	whereof men	Number on balance day	whereof men

Consolidated (including subsidiaries)
Members of the board	87	96.6%	95	97.9%	94	97.8%
Presidents and Executive Vice presidents	15	100.0%	15	100.0%	14	100.0%

C24. Fees to auditors

	2010	2009	2008
PricewaterhouseCoopers

Audit fees	1,668	1,427	1,609
Fees for audit services besides the audit assignment	182	416	756
Fees for tax services	102	267	—

Total	1,952	2,110	2,365

The amount for audit fees to other than PricewaterhouseCoopers is TEUR 212 (TEUR 117).

C25. Financial risks

Foreign exchange risk - Transaction exposure

Sony Ericsson’s results are presented in EUR; the company’s hedging is based on EUR being the risk free currency. The group has sales and cost of sales in a large number of currencies. The main part of the net exposure is concentrated to the main holding company. The group’s currency exposure is hedged up to 8 months. The group’s net exposure is to approximately 80% made up of USD, JPY, GBP and SEK. The currency exposure is primarily hedged with forward contracts. The market value of derivatives not being used to revalue balance sheet items by December 31, 2010 was EUR 13.7 millions, all of these derivatives were forward contracts.

Foreign exchange risk - Translation exposure

All equity in the group’s companies is translated in accordance with the “current method” hence the translation exposure is taken directly to equity in the balance sheet. This type of currency exposure is not hedged.

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Interest rate risk

Sony Ericsson’s interest rate risk is primarily derived from cash and short term deposits, other balance sheet items are to a very small extent affected by shifts in the interest rate. Cash and short-term deposits amount to EUR 605 million at year end 2010, with an investment horizon shorter than twelve months. Short term borrowing amounted to EUR 130 million.

Credit Risk

Credit risk is divided into two categories; credit risk in trade receivables and financial credit risk.

Credit risk in Trade receivables

The value of outstanding trade receivables was at year end EUR 836 million. Provisions for expected losses at year end were EUR 21.3 million. 54% of the trade receivables are towards countries with a country risk in the interval “negligible to moderate”. Approximately 54% of Sony Ericsson’s outstanding AR is insured against non-payment by the customer.

Financial credit risk

Financial instruments carry an element of risk in that counterparts may be unable to fulfill their payment obligations. These exposures arise in the investments of cash and cash equivalents and from derivative positions with positive unrealized result against banks and other counterparties. Sony Ericsson mitigates a major part of these risks by investing cash in governmental risk with high rating. Part of the liquidity is also deposited with a few chosen banks with the highest possible short-term rating. How much to be invested with each fund and bank is regulated in policy.

Liquidity risk

The liquidity risk is that Sony Ericsson is unable to meet its short term payment obligations due to insufficient or illiquid cash reserves. At year end Sony Ericsson had a net cash position of EUR 375 million invested in liquid funds and short deposits with banks. In addition to cash in the balance sheet, there is an undrawn committed credit facility of EUR 120 million maturing 2011 in place as a liquidity reserve.

C26. Liabilities to financial institutions

	2010	2009

Liabilities to financial institutions, non-current	100,000	—
Liabilities to financial institutions, current	133,081	258,273

	233,081	258,273

The external borrowing decreased during the year by Euro 28 million (excluding accrued interest) with an outstanding debt at the end December of Euro 230 million. The cash flow from operating activities for 2010 was negative Euro 247 million, mainly due to payments related to the transformation programme.

In 2009, Sony Ericsson secured external funding of Euro 458 million, of which Euro 258 million is utilised at the balance sheet date. The facilities are including a two-year committed back-up facility of Euro 200 million, which was not utilised as of December 31, 2009. The parent companies guaranteed Euro 350 million of the bank facilities on a 50/50 basis. The utilized facilities had an initial maturity of 12 to 13 months and were drawn in August to October 2009.

As mentioned above, parts of the external funding were raised through support from the parent companies. Raising the funding without support from the parents would not have resulted in conditions that would have had a material impact on the income statement.

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In the beginning of the first quarter 2011 a mix of loan maturing and new facilities increased the net funding capacity with EUR 100 million. Sony Ericsson utilized existing facilities and borrowed EUR 450 million (including loans). Existing facilities and loans mature during 2011-12.

C27. Group companies

Company	Domicile	Percentage of ownership

Sony Ericsson Mobile Communications AB	Sweden
Beijing SE Potevio Mobile Communications Company Ltd. (BMC)	China	51%
Beijing Suohong Electronics Co. Ltd., (BSE)	China	100%
LLC Sony Ericsson Mobile Communications Rus	Russia	100%
Sony Ericsson Hungary Mobile Communications Ltd.	Hungary	100%
Sony Ericsson Mobile Communications S.A. de C.V.	Mexico	100%
Sony Ericsson Mobile Communications (China) Co., Ltd.	China	100%
Sony Ericsson Mobile Communications (India) Private Limited	India	100%
Sony Ericsson Mobile Communications (Thailand) Co., Limited	Thailand	100%
Sony Ericsson Mobile Communications (USA) Inc.	US	100%
Sony Ericsson Mobile Communications do Brazil Ltd.	Brazil	100%
Sony Ericsson Mobile Communications Hellas S.A.	Greece	100%
Sony Ericsson Mobile Communications Iberia, S.L.	Spain	100%
Sony Ericsson Mobile Communications International AB	Sweden	100%
Sony Ericsson Mobile Communications Japan Inc.	Japan	100%
Sony Ericsson Mobile Communications Management Ltd	UK	100%
Sony Ericsson Mobile Communications Nigeria Limited	Nigeria	100%
Sony Ericsson Mobile Communications S.p.A., Italy	Italy	100%
Sony Ericsson Servicios Moviles, S.A. de C.V	Mexico	100%

C28. Reconciliation to accounting principles generally accepted in the United States

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden for unlisted companies, applying the Swedish Annual Accounts Act (ÅRL), the Swedish Accounting Standards Board’s (Bokföringsnämnden, BFN) recommendations and the Recommendation of the Swedish Financial Accounting Standards Council, (RR29), Remunerations to employees, which differs in certain significant respects from the generally accepted accounting principles in the United States (“US GAAP”). Sony Ericsson Mobile Communications has reconciled its net income / loss and equity under Swedish GAAP to the accounting principles according to generally accepted principles in the United States.

The principle differences between Swedish GAAP and US GAAP that affect our net income, as well as our stockholders equity relate to the treatment of business combinations (negative goodwill), synthetic option plan and restructuring costs.

Business combinations - Negative Goodwill

Under both Swedish GAAP and US GAAP, when the fair value of net assets acquired exceeds total purchase price, the Company first assesses whether all acquired assets and assumed liabilities have been properly identified and valued. Under Swedish GAAP, negative goodwill is not subject to amortization and any excess remaining after reassessment is recognized in income statement immediately. During 2004, a negative goodwill amounted to TEUR 3 717 was identified by the Company in connection with the acquisition of Beijing SE Potevio Mobile Communications Co. Ltd (BMC), and it was recognized in income statement by the end of 2004.

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Under US GAAP at the time of the acquisition, the Company must first reassess whether all acquired assets and assumed liabilities have been identified and properly valued. If an amount of negative goodwill still results after this reassessment, all acquired assets (including research and development assets) are then subject to pro rata reduction, except for (1) financial assets other than investments accounted for by the equity method, (2) assets to be disposed of by sale, (3) deferred taxes, (4) prepaid assets relating to pension and other postretirement benefit plans, and (5) any other current assets. If all eligible assets are reduced to zero and an amount of negative goodwill still remains, the remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain.

Provision for social security cost on synthetic option plan

Under Swedish GAAP, the Company accrues social security costs for the synthetic option plan during the vesting period. Under US GAAP, no social security cost is recorded until the options are exercised or matching of the options takes place, which increases net income by TEUR 228 in 2009. The synthetic options are all exercised and matched and the remaining difference between Swedish GAAP and US GAAP as of December 31, 2009 was nil.

Restructuring costs

Under Swedish GAAP a provision for severance pay is recognized when a constructive obligation to restructure arises which requires that a detailed formal plan has been communicated to those affected by it. The implementation needs to be planned to begin as soon as possible and to be completed in a timeframe that makes significant changes to the plan unlikely. Under US GAAP provisions for severance pay representing a one-time benefit is recognized over the remaining service period, if extended service period is required, when a company has a detailed formal plan which has been communicated to those affected. If an entity under Swedish GAAP has a contract that is onerous, the present obligation under the contract shall be recognized and measured as a provision. Under US GAAP, costs to terminate a contract before the end of its term should be recognized as a liability and measured at fair value when the entity terminates the contract in accordance with the contract terms or when the premises have been vacated. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity should be recognized and measured at its fair value when the entity ceases to use the right conveyed by the contract. Sony Ericsson has identified a difference between US GAAP and Swedish GAAP of TEUR 3,742 (TEUR 12,874) related to leasehold property that has not yet been terminated or vacated and thus not qualified as provisions in accordance with US GAAP.

Post-employment benefits

To calculate the annual expenses for the defined benefit plans, Sony Ericsson uses the corridor method. The amount recognized in the income statement which is the difference to US GAAP is not material.

Deferred Income Taxes

Deferred tax is calculated on US GAAP adjustments and the US GAAP balance sheet disclosure reflects the gross recognition of deferred tax assets and liabilities.

Non-current and current assets

Swedish GAAP requires deferred tax assets to be classified as non-current assets on the balance sheet. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carry forwards, shall be classified according to the expected reversal date of the temporary difference. The balance sheet shows a difference in non-current and current assets between Swedish GAAP and US GAAP which relates to the classification of deferred tax assets.

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Adjustment of net income, comprehensive income, equity and balance sheet items

Application of US GAAP as described above would have had the following effects on consolidated net income.

Adjustment of Net Income

	2010	2009	2008
Net income per Swedish GAAP	90,468	-835,827	-72,890

US GAAP adjustments before taxes:

Business Combination	—	763	100
Synthetic Option Plan	—	228	1,018
Restructuring	-9,131	-2,624	15,498

Tax effect of US GAAP adjustment	2,257	595	-4,339

Net income in accordance with US GAAP	83,594	-836,865	-60,613

Adjustments of stockholders’ equity

	2010	2009
Equity as reported per Swedish GAAP	531,725	381,040

US GAAP adjustments before taxes:

Restructuring	3,742	12,874
Deferred tax effect of US GAAP adjustment	-880	-3,292

Stockholders’ equity in accordance with US GAAP	534,587	390,622

Minority interest	42,286	47,364

Total equity in accordance with US GAAP	576,873	437,986

Comprehensive income

	2010	2009	2008
Net income in accordance with US GAAP	83,594	-836,865	-60,613

Other comprehensive income

Gain/loss on cash flow hedges	11,373	1,409	10,191
Translation adjustment	52,290	-1,409	30,008
Deferred tax	-2,935	-355	-2,785

Total other comprehensive income	60,728	-355	37,414

Comprehensive income in accordance with US GAAP	144,322	-837,220	-23,199

Balance sheet items according to Swedish GAAP and US GAAP

	Swedish GAAP		US GAAP
	Dec. 31 2010	Dec. 31 2009	Dec. 31 2010	Dec. 31 2009

Non-current assets	803,413	777,102	550,377	623,398
Current assets	2,196,036	2,483,010	2,448,191	2,633,422

Total Assets	2,999,449	3,260,112	2,998,569	3,256,820

Stockholders equity	531,725	381,041	534,587	390,623
Minority interest	42,286	47,364	42,286	47,364
Provisions	423,673	652,214	419,931	639,340
Non-current liabilities	100,000	5,940	100,000	5,940
Current liabilities	1,901,765	2,173,553	1,901,765	2,173,553

Total stockholders’ equity and liabilities	2,999,449	3,260,112	2,998,569	3,256,820

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